Filed by Selina Hospitality PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BOA Acquisition Corp.

Commission File No.: 001-40102

SELINA PROVIDES FIRST HALF 2022 EARNINGS RESULTS AND UPDATE ON BUSINESS COMBINATION

Total Revenue increased 142% Y-o-Y

Total revenue per bedspace climbed 77% and Occupancy increased 60% vs. 1H21

Opened 13 new properties in 1H22

Special Meeting to approve business combination with BOA Acquisition Corp (NYSE: BOAS) set for October 21, 2022

NEW YORK (October 11, 2022) – Selina (the “Company” or “Selina”), the fast-growing lifestyle and experiential hospitality brand targeting Millennial and Gen Z travelers, today announced financial results for the business for the first half of 2022 and provided an update on its proposed business combination with BOA Acquisition Corp (NYSE: BOAS) which would result in the Company becoming publicly traded. The Company has also added an updated investor presentation available on the Investors section of its website (www.selina.com/investors).

In the first half of 2022, Selina delivered record revenue of $86 million, up 142% year-over-year, driven primarily by improved operating performance across the existing portfolio, as well as 13 new openings.

Key highlights from the first half of the year include:

•	On a same-store basis, revenue increased 96% to $67 million year-over-year for the 85 properties owned and operated in both periods

•	Portfolio occupancy improved by 60% to 45.5%, up from 28.4% for the first half of 2021

•	Total revenue per bedspace increased to $3,233 (or, $6,466 on an annualized basis), up 77% from the first half of 2021

•	Opened 13 properties with 3,368 bedspaces in Greece, Australia, Portugal, Panama, the United States, Morocco and Israel

•	Signed an additional 7,374 bedspaces within 17 new properties or expansions that had not yet opened as of June 30, 2022

•	As of June 30, 2022, Selina had 163 open and secured locations in 25 countries across six continents with over 27,000 open bedspaces, a 43.3% increase from the prior year period

Rafael Museri, Selina’s Co-Founder and Chief Executive Officer, said, “We are incredibly pleased with what we believe to be our continued strong momentum across each of our key priorities – our focus on robust property operational performance, new openings, and meaningful progress towards becoming a publicly traded company. We delivered positive results in each of our key metrics, including total revenue, occupancy and revenue per occupied bed. We believe the Selina brand resonates with today’s traveler, as we continue to offer and expand our coworking, recreation, wellness, and local experiences in sought after destinations. We remain focused on achieving profitability as we grow and scale our platform, and continue to progress towards near-profitable margins. Furthermore, effective as of the closing of the business combination we will appoint five new directors who bring relevant public company leadership, finance, operations, marketing and technology experience. The demand for the travel, work and play experience that Selina provides continues to grow, and we are excited to bring Selina to more destinations across the globe.”

On October 3, 2022, the Company announced that its Registration Statement on Form F-4 (the “proxy statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) was declared effective on September 30, 2022. BOA has scheduled the Special Meeting of stockholders to seek approvals relating to the Business Combination. The Special Meeting will be held at 10:00 a.m. Eastern Time, on October 21, 2022 via live webcast at https://www.cstproxy.com/boaacquisition/2022. Please note that you will only be able to access the Special Meeting by means of remote communication. Upon closing of the transaction, the ordinary shares of Selina are expected to be publicly traded on Nasdaq under the ticker symbol “SLNA” while the BOA warrants, which will be automatically assigned to and assumed by Selina, are expected to be traded under the “SLNAW” ticker symbol.

Summary Key Metrics

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina’s business, measure Selina’s performance, identify trends affecting Selina’s business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina’s processes for calculating Selina’s internal metrics to improve their accuracy.

Key Metrics	FY 2020	FY 2021	Variance%	1H 2021	1H 2022	Variance%
Open Bedspaces at Period End	18,411	23,408	27%	19,129	27,415	43%
Open Beds at Period End	16,138	18,438	14%	16,371	19,277	18%
Average Daily Open Beds	14,481	16,017	11%	15,745	19,022	21%
Occupancy Rate	19.60%	32.90%	68%	28.40%	45.50%	60%
Total Daily Revenue Per Occupied Bed (TRevPOB)	$34.03	$45.86	35%	$42.45	$52.42	23%
Total Daily Revenue Per Occupied Bedspace (TRevPOBs)	$29.69	$35.13	18%	$35.61	$39.24	10%
Total Revenue Per Bedspace	$2,118	$4,219	99%	$1,829	$3,233	77%
Total Revenue Per Bedspace (Annualized)	$2,118	$4,219	99%	$3,657	$6,466	77%

Number of Open Bedspaces, Open Beds and Average Daily Open Beds

The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric used by Selina to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m2 of accommodation (sleeping room) area in a property equals one bedspace. Selina’s rooms are designed to be convertible into different modalities and with distinct bed configurations.

Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As Selina properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodations capacity and is used in the calculation of occupancy rate.

Occupancy Rate, Total Daily Revenue Per Occupied Bed and Total Daily Revenue Per Occupied Bedspace

Selina’s management views occupancy rate, total daily revenue per occupied bed (TRevPOB) and total daily revenue per occupied bedspace (TRevPOBs) as key indicators of revenue, as Selina believes that these metrics measure Selina’s ability to attract guests and guests’ spending on property, which in turn directly relate to Selina’s revenue and financial performance.

Occupancy rate is the number of beds sold divided by the total number of open beds, over any given period. Total daily revenue per occupied bed (TRevPOB) is defined as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. Total daily revenue per occupied bedspace (TRevPOBs) is defined as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

Total Revenue Per Bedspace

Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period.

About Selina

Selina is one of the world’s largest lifestyle and experiential hotel companies built to address the needs and desires of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel, work and play. Founded in 2014, each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations around the world – from urban cities to remote beaches and jungles. Selina’s portfolio includes over 163 open or secured properties across 25 countries and 6 continents. On December 2, 2021, Selina entered into a definitive merger agreement with BOA Acquisition Corp. (NYSE: BOAS), the closing of which, which is subject to customary conditions, will result in Selina becoming a publicly listed company. For further information on Selina, visit www.selina.com or check out @selina on Instagram, Twitter or Facebook. To explore Selina real estate partnership opportunities, please contact partnerships@selina.com.

Additional Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed business combination between BOA and Selina. In connection with the proposed business combination, Selina has filed with the SEC a registration statement on Form F-4. Additionally, BOA has filed with the SEC a definitive proxy statement in respect of the business combination. The definitive proxy statement and other relevant documents were mailed to those stockholders of BOA as of August 18, 2022 for voting on the business combination, among other matters. Stockholders of BOA and other interested persons are advised to read the definitive proxy statement and any amendments thereto because such documents contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the definitive proxy statement without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents and BOA’s and Selina’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Participants in Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC and information about the directors and executive officers of Selina is set forth in Selina’s filing with the SEC . Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests are set forth in the definitive proxy statement and other relevant documents. These documents can be obtained free of charge from the SEC as indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; (12) our future financial business performance; and (13) other risks and uncertainties to be contained in the Registration Statement and the definitive proxy statement included therein. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.

Contacts

ICR for Selina

Selina@icrinc.com

To explore Selina real estate partnership opportunities, please contact partnerships@selina.com